SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Attached hereto and incorporated by reference herein is Registrant’s press release dated January 31st, 2005 announcing Registrant’s fourth quarter financial results.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

Dated: January 31st, 2005

EARNINGS RELEASE

FOR IMMEDIATE RELEASE

SILICOM REPORTS 4th QUARTER AND
FULL YEAR 2004 RESULTS

— Accumulating Design Wins Deliver 4th Straight Quarter of Revenue Growth —
— Well positioned to become the Leading Provider of Networking Products to the Emerging High-Potential Security and Networking Appliances Markets —

        KFAR SAVA, Israel – January 31, 2005 – Silicom Ltd. (NASDAQ:SILCF) today reported financial results for the fourth quarter and full year ended December 31, 2004.

        Revenues for the fourth quarter of 2004 were $1,581,000, an increase of 55% compared to $1,020,000 in the fourth quarter of 2003, and the Company’s highest revenues since Q1 2001. Net loss for the period was ($87,000), or ($0.02) per share, compared to ($282,000), or ($0.07) per share for the fourth quarter of 2003.

        Revenues for 2004 were $4,559,000, an increase of 22% compared to $3,725,000 for 2003. Net loss for 2004 was ($1,240,000), or ($0.30) per share, compared to ($1,509,000), or ($0.37) per share, for 2003.

        Commenting on the results, Shaike Orbach, President and CEO, said, “We are proud to report our strongest revenues and lowest net loss since Q1 2001, a testament to the Company’s accelerating Design Win momentum. Since announcing the first order for our new multi-port networking product lines in November 2003, we have accumulated more than 20 Design Wins worldwide, including Silicon Graphics (NYSE: SGI), several distinguished world-leading Internet security and firewall appliances manufacturers, and many others. These Design Wins are an expanding platform which delivered a growing stream of revenues throughout each quarter of 2004, and that we expect to generate continued growth ahead as they mature into mass production and the appliances market grows to its potential.”

        Mr. Orbach continued, “The driver for our success is the combination of the Design Wins we have already secured, which alone would provide growth, additional Design Wins we expect to secure in the future and the significant growth of all of our target market segments, particularly the Security and Networking Appliances markets. The new generations of Security and Networking appliances are bringing with them the need for a new class of connectivity components – components that offer a new level of functionality (in combinations of port density, copper/fiber interfaces, bypassing, tapping), throughput, reliability, availability and serviceability. One of the first to recognize the specific needs of this growing market, we designed unique functionality to support these needs into our solutions. As proved by our Design Wins success, the industry recognizes the need, and understands that our products are the answer.

        “As such, we believe we are positioned to emerge as the leading player of this emerging market. In the year ahead, we will continue to ‘mine’ the Design Win base, and expand the platform with additional Design Wins. With unique products that fit the need of growing markets, we feel well-positioned and are working to achieve our full potential.”

Silicom Ltd. is an industry-leading provider of communications connectivity solutions and advanced enabling technologies, making it the preferred time-to-market and performance partner to many of the industry’s significant players. With core expertise in high performance, innovative technologies for networking and operating systems, the Company develops high-performance networking solutions for manufacturers of storage, Internet traffic management, security, and other types of server-based systems characterized by multi-port high-performance environments. Silicom also offers an extensive range of PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Ilan Erez, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: ilane@silicom.co.il

— FINANCIAL TABLES FOLLOW —

Silicom Ltd. Consolidated Summary of Results

U.S. dollars, in thousands, except for per share amounts

	Three-month period ended December 31, (Unaudited)		Full Year ended December 31, (Unaudited)

	2004	2003	2004	2003

Sales	$1,581	$1,020	$4,559	$3,725
Cost of sales	954	569	2,999	2,160

Gross profit	627	451	1,560	1,565

Research and development
costs, gross	374	407	1,596	1,647
Less - royalty bearing
participations	(42)	(48)	(145)	(150)

Research and development
costs, net	332	359	1,451	1,497

Selling and marketing expenses	205	230	718	1,006
General and administrative	156	148	614	598

	693	737	2,783	3,101

Operating Loss	(66)	(286)	(1,223)	(1,536)

Financial income (expenses),
net	(21)	4	(17)	27

Net Loss	$(87)	$(282)	$(1,240)	$(1,509)

Basic and diluted Loss per share	$(0.02)	$(0.07)	$(0.30)	$(0.37)

Weighted average number of
shares outstanding - Basic and
Diluted EPS (in thousands)	4,199	4,112	4,190	4,112

Silicom Ltd. Consolidated Balance Sheets
(U.S. dollars, in thousands)
(Unaudited)

	December 31, 2004	December 31, 2003

Assets

Current assets
Cash and cash equivalents	$1,086	$1,811
Short term investments	519	767
Trade receivables	741	628
Other receivables	337	290
Inventories	1,994	1,225

	4,677	4,721

Long-term investments	-	549
Severance pay fund	559	504
Property and equipment, net	232	277
Other assets	57	67

Total assets	$5,525	$6,118

Liabilities and shareholder's equity

Current liabilities
Trade payables	1,008	558
Other payables and accrued liabilities	522	488

Total current liabilities	1,530	1,046

Liability for severance pay	957	895

Total liabilities	2,487	1,941

Shareholders' Equity
Share capital and additional paid in
capital	5,652	5,551
Treasury stock	(38)	(38)
Retained earnings (deficit)	(2,576)	(1,336)

	3,038	4,177

Total liabilities and shareholders equity	$5,525	$6,118